

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2021

Albert J. Miralles
Executive Vice President and Chief Financial Officer
CNA Financial Corporation
151 N. Franklin
Chicago, Illinois 60606

      Re: CNA Financial Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed February 11, 2020
           File No. 001-05823

Dear Mr. Miralles:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Finance